Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)





Superior Plus Income Fund TSX: SPF.UN



# 2006 First Quarter Release and May 2006 Cash Distribution Notice

May 3, 2006

- **Q1 Distributable Cash Flow per trust unit declined 20% from the prior year period.**
- **Operating results reflect challenging conditions at Superior Propane and ERCO Worldwide's sodium chlorate business, partially offset by ownership of JWA and strong performance at Winroc and SEM.**
- **May 2006 distribution reduced to $0.13 per trust unit ($1.56 annualized).**
- **Special Committee of the Board formed to conduct a Strategic Review to maximize unitholder value.**

Distributable Cash Flow Per Trust Unit


$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.36
$2.47(1)
$2.54
$2.35
$0.66
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006 Q1

(1) One time Management Internalization effect



| *(millions of dollars, except per trust unit amounts)* | Three Months Ended March 2006 | 2005 |
|---|---|---|
| **Financial** | | |
| Operating distributable cash flow | | |
| Superior Propane | **37.6** | 44.2 |
| ERCO Worldwide | **18.4** | 22.0 |
| JW Aluminum ("JWA") | **9.4** | – |
| Winroc | **7.8** | 4.4 |
| Superior Energy Management ("SEM") | **1.7** | 1.6 |
| | **74.9** | 72.2 |
| Corporate costs | **(4.0)** | (1.4) |
| Interest | **(14.4)** | (7.1) |
| Distributable cash flow (see Management Discussion & Analysis) | **56.5** | 63.7 |
| Distributable cash flow per trust unit, basic | **$0.66** | $0.83 |
| Distributable cash flow per trust unit, diluted | **$0.66** | $0.79 |
| Average number of trust units outstanding (millions) | **85.5** | 76.5 |
| **Operating** | | |
| Propane retail sales volumes (millions of litres) | **448** | 485 |
| Propane retail sales margin (cents per litre) | **15.7** | 16.5 |
| Total chemical sales (thousands of metric tonnes "MT") | **211** | 164 |
| Average chemical selling price (dollars per MT) | **482** | 551 |
| Aluminum sales (millions of pounds) | **81** | – |
| Aluminum gross profit (cents per pound) | **17.3** | – |
| Natural gas sold (millions of gigajoules ("GJ")) | **9** | 9 |
| Natural gas sales margin (cents per GJ) | **49.6** | 38.6 |



## Q1 Highlights:

- Distributable cash flow per trust unit of $0.66, down 20% from Q1 last year due to an 11% decrease in distributable cash flow and a 12% increase in the average number of trust units outstanding.
- Superior Propane results impacted by unseasonably warm weather.
- ERCO Worldwide results impacted by lower sodium chlorate sales due to weakness in the North American bleached pulp industry and the appreciation of the Canadian dollar on sales denominated in United States dollars.
- JW Aluminum contributed $9.4 million of operating distributable cash flow during its first full quarter of ownership by the Fund.
- Winroc results benefit from the expansion of its distribution network into the Ontario market during the first half of 2005.
- Interest expense increased due to financing of 2005 growth capital expenditures and higher interest rates.

**Webcast of Annual Meeting of Unitholders**
The Fund's Annual Meeting will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4 Avenue SW, Calgary, Alberta at 2:00 pm (MST) on Wednesday, May 3, 2006. A live audio webcast of the meeting, including a corporate update presentation can be accessed at www.superiorplus.com. This webcast will also be archived for future reference.

**Analyst Conference Call**
Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 First Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, May 4, 2006. To participate in the call, dial: 1-800-814-4890. An archived recording of the call will be available for replay until midnight, May 11, 2006. To access the recording, dial: 877-289-8525 and enter pass code 21182436 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

## Cash Distribution Notice

As announced on April 24, 2006, the May distribution of $0.13 per trust unit ($1.56 on an annualized basis) has been reduced from $0.185 per trust unit paid previously. This reduction in the monthly distribution rate reflects anticipated challenges in ERCO Worldwide's North American sodium chlorate business over the medium term. This is believed to be a prudent level based on our current outlook.

The Fund announced today its cash distribution for the month of May 2006 of $0.13 (13 cents) per trust unit, payable on June 15, 2006, to Unitholders of record at the close of business on May 31, 2006. The ex-distribution date will be May 29, 2006. For income tax purposes, the cash distribution of $0.13 per trust unit is considered to be "other income". A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

## Management's Discussion and Analysis of 2006 First Quarter Results

*Forward Looking Statements*
*Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

*Distributable Cash Flow and Other Non-GAAP Measures*
*Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities.*

*Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.*

*EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisition and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.*

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2005.

**First Quarter Results**
First quarter distributable cash flow was $56.5 million, a decrease of $7.2 million (11%) compared to the prior year quarter. Operating distributable cash flow increased by $2.7 million (4%) as the contribution from JW Aluminum ("JWA") acquired on October 19, 2005 and improved results from Winroc, were more than offset by lower results from Superior Propane and ERCO Worldwide. Interest costs increased by $7.3 million due to increased debt levels incurred to finance growth capital investments made during 2005 in addition to higher interest rates.

Distributable cash flow per trust unit was $0.66 in the first quarter, down $0.17 (20%) from the prior year quarter due to an 11% decrease in distributable cash flow and a 12% increase in the average number of trust units outstanding, as a result of trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and Warrants into trust units during 2005.

Net earnings for the first quarter were $33.8 million, a decrease of $7.7 million (19%) from the prior year quarter, due to similar reasons that contributed to the decrease in distributable cash flow.

**Distributable Cash Flow**[1]

| For the three months ended March 31 | **2006** | 2005 |
|---|---|---|
| Cash generated from operations before natural gas customer acquisition costs and changes in working capital | **61.1** | 66.9 |
| Less: Maintenance capital expenditures, net | **(3.9)** | (2.7) |
| Amortization of natural gas customer acquisition costs | **(0.7)** | (0.5) |
| Distributable cash flow | **56.5** | 63.7 |
| Distributable cash flow reinvested | **(5.6)** | (17.8) |
| Distributed cash flow | **50.9** | 45.9 |
| Distributable cash flow per trust unit, basic[2] | **$ 0.66** | $ 0.83 |
| Distributable cash flow per trust diluted, basic[3] | **$ 0.66** | $ 0.79 |

(1) See the Interim Consolidated Financial Statements for cash generated from operations before natural gas customer acquisition costs and changes in working capital, maintenance capital expenditures, and amortization of natural gas customer acquisition costs.

(2) The weighted average number of trust units outstanding for the quarter ended March 31, 2006, is 85.5 million (2005 – 76.5 million).

(3) For the quarter ended March 31, 2006, there were no dilutive instruments. For the prior year quarter, the dilutive impact of the convertible debentures, trust unit options and trust unit warrants was 6.7 million trust units (83.2 million total trust units on a diluted basis) with a resulting impact on distributable cash flow of $2.0 million ($65.7 million total on a diluted basis).

**Segmented Distributable Cash Flow**[1]

| For the three months ended March 31, 2006 | Superior Propane | ERCO | JWA | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|---|
| Net earnings | 20.4 | 2.5 | 3.1 | 5.7 | 1.0 | 1.1 | 33.8 |
| Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs | 4.9 | 16.9 | 9.7 | 0.8 | – | 0.6 | 32.9 |
| Future income tax expense (recovery) | 12.0 | 1.2 | (2.7) | 2.6 | 0.7 | (18.9) | (5.1) |
| Trust unit incentive plan recovery | – | – | – | – | – | (1.2) | (1.2) |
| Less: Maintenance capital expenditures, net | 0.3 | (2.2) | (0.7) | (1.3) | – | – | (3.9) |
| **Distributable cash flow** | **37.6** | **18.4** | **9.4** | **7.8** | **1.7** | **(18.4)** | **56.5** |

| For the three months ended March 31, 2005 | Superior Propane | ERCO | JWA[2] | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|---|
| Net earnings | 24.7 | 6.3 | – | 3.6 | 0.8 | 6.1 | 41.5 |
| Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs | 5.2 | 13.5 | – | 0.6 | – | 0.3 | 19.6 |
| Future income tax expense (recovery) | 14.8 | 3.1 | – | 1.5 | 0.8 | (14.6) | 5.6 |
| Trust unit incentive plan recovery | – | – | – | – | – | (0.3) | (0.3) |
| Less: Maintenance capital expenditures, net | (0.5) | (0.9) | – | (1.3) | – | – | (2.7) |
| **Distributable cash flow** | **44.2** | **22.0** | **–** | **4.4** | **1.6** | **(8.5)** | **63.7** |

(1) See the Interim Consolidated Financial Statements for net earnings, amortization of property, plant and equipment, intangible assets and convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan recovery, and maintenance capital expenditures.

(2) JWA was acquired October 19, 2005.

## Distributions Paid to Unitholders

Distributions paid to Unitholders in the first quarter was $50.9 million or $0.595 per trust unit, as compared to $45.9 million or $0.60 per trust unit paid in the first quarter of 2005. Distributable cash flow exceeded distributions paid to Unitholders by $5.6 million in the first quarter (2005 Q1 = $17.8 million) resulting in a payout ratio of 90% (2005 Q1 = 72%). On March 8, 2006, the Fund announced the reduction of its monthly distribution rate from $0.205 per trust unit to $0.185 effective with the March distribution in light of the negative impact that record warm temperatures experienced across Canada in January and February was having on Superior Propane's results, as well as continuing difficulties faced by ERCO Worldwide's North American sodium chlorate business. On April 24, 2006, the Fund announced the further reduction in the monthly distribution rate to $0.13 per trust unit due to anticipated challenges in ERCO Worldwide's North American sodium chlorate business over the medium term.

## Superior Propane

Superior Propane generated operating distributable cash flow of $37.6 million in the first quarter, down $6.6 million from the prior year quarter due principally to the impact of unseasonably warm weather on propane sales volumes to heating end-use applications. Condensed operating results for the three months ended March 31, 2006 and 2005 are provided below:

| | Three Months Ended March 31 | | | |
|---|---|---|---|---|
| *(millions of dollars except per litre amounts)* | **2006** | | 2005 | |
| Gross Profit | | ¢/litre | | ¢/litre |
| Propane sales | **70.5** | **15.7** | 80.1 | 16.5 |
| Other services | **15.0** | **3.4** | 12.5 | 2.6 |
| Total Gross Profit | **85.5** | **19.1** | 92.6 | 19.1 |
| Less: Cash operating, admin & cash tax costs | **(48.2)** | **(10.8)** | (47.9) | (9.9) |
| Cash generated from operations before changes in working capital | **37.3** | **8.3** | 44.7 | 9.2 |
| Maintenance capital proceeds (expenditures), net | **0.3** | **0.1** | (0.5) | (0.1) |
| Operating distributable cash flow | **37.6** | **8.4** | 44.2 | 9.1 |
| Propane retail volumes sold *(millions of litres)* | **448** | | 485 | |

Propane sales gross profit was $70.5 million, down $9.6 million (12%) from the prior year quarter, as sales volumes declined by 37 million litres (8%) and sales margins decreased by 0.8 cents per litre (5%). Residential and commercial volumes declined by 25 million litres (12%) as temperatures were 9% warmer on average across Canada (10% warmer than the last 5 year comparable period average). Volumes were also negatively impacted by customer conservation in response to a 15% increase in average wholesale propane costs over the prior year quarter. Industrial sales volumes decreased 2 million litres (1%), as higher oilfield and refined fuel sales volumes were offset by lower mine shaft heating volumes. Auto propane sales volumes declined by 5 million litres (14%), consistent with decline trends in this end-use market. Propane sales margins averaged 15.7 cents per litre, down 0.8 cents per litre (5%) from the prior year quarter due to the impact of reduced, higher margin heating sales on the average sales mix, as well as an approximate 0.6 cents per litre reduction of average sales margin and cash operating costs resulting from the sale of the Energy Transportation primary transportation fleet operations in the fourth quarter of 2005. In conjunction with the sale of Energy Transportation, a seven year transportation service agreement was entered into which is anticipated to be cash neutral going forward. Other services gross profit reached $15.0 million in the first quarter, an increase of $2.5 million (20%) over the prior year quarter, as increased contribution from the Superior Gas Liquids ("SGL") wholesale operations acquired in February 2005 and transportation fee income, offset reduced profitability from fixed-price winter heating propane sales programs as hedging costs increased in the aftermath of the gulf coast hurricanes in the third quarter of 2005.

**Volume and Gross Profit by End-Use Market Segment**

| | Three Months Ended March 31 | | | | | Three Months Ended March 31 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2006** | | 2005 | | | **2006** | | 2005 | |
| **End Use Applications:** | **Volume(1)** | **Gross Profit(2)** | **Volume(1)** | **Gross Profit(2)** | **Regions:** | **Volume(1)** | **Gross Profit(2)** | **Volume(1)** | **Gross Profit(2)** |
| Residential | **65** | **22.9** | 77 | 24.7 | Atlantic | **33** | **9.3** | 38 | 10.4 |
| Commercial | **111** | **23.0** | 124 | 23.8 | Quebec | **73** | **12.3** | 82 | 15.2 |
| Agricultural | **28** | **2.9** | 33 | 3.5 | Ontario | **103** | **25.7** | 118 | 27.6 |
| Industrial | **212** | **18.1** | 214 | 23.4 | Sask/Man | **71** | **8.6** | 81 | 9.6 |
| Automotive | **32** | **3.6** | 37 | 4.7 | AB/NWT/YK | **108** | **11.3** | 103 | 17.8 |
| Other Services | **–** | **15.0** | – | 12.5 | BC | **60** | **18.3** | 63 | 12.0 |
| | **448** | **85.5** | 485 | 92.6 | | **448** | **85.5** | 485 | 92.6 |
| Average Margin(3) | **15.7** | | 16.5 | | | **15.7** | | 16.5 | |

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $48.2 million, increased by $0.3 million (1%) over the prior year quarter as compensation costs increased reflecting a full quarter's ownership and improved results from SGL, partially offset by the reduction of operating costs due to the sale of Energy Transportation. Net maintenance capital proceeds totaled $0.3 million for the quarter and were comprised of expenditures of $0.3 million and proceeds of $0.6 million from the sale of surplus properties, resulting in an improvement of $0.8 million as compared to the prior year quarter.

In January 2006, Superior Propane's president left the organization and has been replaced by Mr. John Gleason. Mr. Gleason joined Superior Plus in April 2005 as Senior Vice-President Corporate Development and brings considerable executive experience gained over a 14 year period at MDS Inc., a global health and life science company in the areas of finance, business development and operations management. Superior Propane has begun to implement initiatives designed to reduce its cost structure while improving customer service processes.

## ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the first quarter of $18.4 million, down $3.6 million (16%) from the prior year quarter principally due to lower contributions from sodium chlorate operations, partially offset by a $4.7 million operating distributable cash flow contribution from the Port Edwards chloralkali/potassium facility acquired in June 2005. Condensed operating results for the three months ended March 31, 2006 and 2005 are provided below:

| *(millions of dollars except per metric tonne ("MT") amounts)* | **Three Months Ended March 31** **2006** | | 2005 | |
|---|---|---|---|---|
| Revenue | | **$ per MT** | | $ per MT |
| Chemical | **101.7** | **482** | 90.4 | 551 |
| Technology | **4.4** | **21** | 5.9 | 36 |
| Cost of Sales | | | | |
| Chemical | **(53.9)** | **(256)** | (47.4) | (289) |
| Technology | **(2.4)** | **(11)** | (2.8) | (17) |
| Gross Profit | **49.8** | **236** | 46.1 | 281 |
| Less: Cash operating, administrative and cash tax costs | **(29.2)** | **(138)** | (23.2) | (141) |
| Cash generated from operations before changes in net working capital | **20.6** | **98** | 22.9 | 140 |
| Maintenance capital expenditures | **(2.2)** | **(10)** | (0.9) | (6) |
| Operating distributable cash flow | **18.4** | **88** | 22.0 | 134 |
| Chemical volumes sold (thousands of MTs) | **211** | | 164 | |

| Chemical sales volume by product | **Three Months Ended March 31** **2006** | 2005 |
|---|---|---|
| | **MT** | MT |
| Sodium Chlorate | **127** | 146 |
| Potassium/chloralkali and other | **84** | 18 |
| Total chemical sales volume (thousands of MTs) | **211** | 164 |

Chemical sales gross profits of $47.8 million increased by $4.8 million (11%) over the prior year quarter. Average chemical sales prices of $482 per tonne declined by 13% from the prior year period due principally to changes in the sales mix resulting from the increase in sales of lower value potassium chloralkali products and the continued impact of the rising Canadian dollar. Gross profit from potassium/chloralkali operations reached $16.6 million, an increase of $10.7 million over the prior year quarter, due to an additional 65,000 tonnes of chemical sales from the Port Edwards facility combined with a strong chloralkali pricing environment. Potassium/chloralkali operations contributed 36% of ERCO Worldwide's gross profit in the first quarter, up from 11% in the prior year quarter. Sodium chlorate operations generated gross profit of $31.2 million, down $5.9 million (16%) from the prior year quarter due to a 13% decline in sales volumes and a 2% decline in average sales prices. Lower average sales prices reflected a $1.5 million reduction in sales priced in United States dollars resulting from the appreciation of the Canadian dollar. Lower sodium chlorate sales volumes reflect continued weakness in the North American bleached pulp industry due to increased, low cost, offshore pulp production, which has resulted in a number of pulp mill closures in North America over the past year. Technology gross profit of $2.0 million declined by $1.1 million from the prior year quarter due to normal course royalty license expirations.

Cash operating, administrative and tax costs were $29.2 million, an increase of $6.0 million over the prior year quarter, due primarily to the addition of $5.5 million in Port Edwards operating costs and United States cash income taxes of $0.1 million. No significant costs were incurred in the quarter related to the closure in mid-April of the 48,000 tonne per year Thunder Bay sodium chlorate facility. Maintenance capital expenditures of $2.2 million, increased by $1.3 million over the prior year quarter due to the timing of expenditures.

Growth capital expenditures of $19.3 million were incurred in the quarter. Construction of the 55,000 tonne sodium chlorate plant in Chile continues on time and on budget. The plant is scheduled to start up in mid-2006 at a cost of $65 million and will provide CMPC Celulosa S.A. with a long-term sodium chlorate supply to its three pulp mills. Expenditures of $13.1 million were incurred during the quarter ($42.0 million cumulatively). The remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities. Other growth capital expenditures included expenditures on the five year cell replacement program of $5.3 million during the first quarter ($24.8 million cumulatively). The project is approximately three-quarters finished and is anticipated to be completed over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency.

ERCO Worldwide has completed a review of North American sodium chlorate supply and demand. The instability of the North American bleached pulp industry, as evidenced by the announcements since early March 2006 of four additional pulp mills reducing or closing operations due to high energy and fiber costs and the rising Canadian dollar, is anticipated to continue and may result in an oversupply of sodium chlorate, leading to sodium chlorate plant closures.

ERCO Worldwide has recently received initial estimates of power supply costs starting January 1, 2007 for its Valdosta, Georgia sodium chlorate plant which could significantly reduce the economic operating level of this facility. The Valdosta plant comprises approximately 20% of ERCO Worldwide's North American sodium chlorate production capacity. ERCO Worldwide's chloralkali operations continue to perform above historical levels and demand is expected to return to more balanced conditions going forward. International opportunities for sodium chlorate and related technologies are robust and are expected to lead to growth over the next several years. On balance, we expect financial performance to continue to move lower over the medium term.

### JW Aluminum

JWA contributed $9.4 million of operating distributable cash flow to Superior's first quarter results. For comparison purposes only, the 2005 prior year period results are also provided below and are not included in the Interim Consolidated Financial Statements, as JWA was acquired on October 19, 2005. Prior year quarter results do not include cash taxes due to differences in JWA's capital structure prior to being acquired by Superior. The condensed operating results for the three months ended March 31, 2006 are provided below:

| | Three Months Ended March 31 | | | |
|---|---|---|---|---|
| *(millions of dollars except per pound amounts)* | **2006** | | 2005 | |
| | | ¢/lb | | ¢/lb |
| Gross profit | **14.0** | **17.3** | 18.0 | 21.7 |
| Less: Cash operating and administrative | **(2.6)** | **(3.2)** | (2.3) | (2.8) |
| Cash taxes | **(1.3)** | **(1.6)** | – | – |
| Cash generated from operations before changes in net working capital | **10.1** | **12.5** | 15.7 | 18.9 |
| Maintenance capital expenditures, net | **(0.7)** | **(1.0)** | (0.9) | (1.1) |
| Operating distributable cash flow | **9.4** | **11.5** | 14.8 | 17.8 |
| Aluminum pounds sold (millions of pounds) | **81** | | 83 | |

| | Three Months Ended March 31 | |
|---|---|---|
| Sales volume by product | **2006** | 2005 |
| Fin Stock | **49%** | 37% |
| Building Sheet | **21%** | 26% |
| Convertor Foil | **16%** | 18% |
| Other Products | **14%** | 19% |
| Total | **100%** | 100% |

Gross profit was $14.0 million or 17.3 cents per pound, down $4.0 million (22%) or 4.4 cents per pound (20%) as compared to the prior year quarter. The decrease in gross profit was the result of unexpected plant down time and increased maintenance costs at the Mount Holly and St. Louis operating facilities which reduced production and sales during the quarter by approximately 2 million pounds. Increased natural gas costs reduced gross profit by $2.0 million compared to the prior year period. JWA's product mix continued to shift towards fin stock sales used in the production of air conditioning and heat transfer equipment, as the implementation in the United States of increased minimum energy efficiency regulations in 2006 is requiring manufacturers to use increased aluminum fin stock content per air conditioning unit. Fin stock production requires more rolling capacity than building sheet and other products and also contributed to the reduction in sales volumes compared to the prior year quarter. Maintenance capital expenditures of $0.7 million incurred in the first quarter were consistent with the prior year quarter. The appreciation of the Canadian dollar over the prior year quarter resulted in a reduction of first quarter

operating distributable cash flow which is denominated in United States dollars by $0.7 million (0.8 cents/lb).

Completion of the US$15 million, 42 million pound, Phase II Russellville plant expansion is now not anticipated until early 2007 due to equipment procurement delays. Demand for JWA's principal products remains strong.

### Winroc

Winroc generated operating distributable cash flow of $7.8 million, an increase of 77% ($3.4 million) over the prior year period mainly due to the expansion of its distribution network in the Ontario market through the acquisition of Leon's Insulation Inc. ("Leon's") in April 2005 combined with strong results from Winroc's Western Canada and United States operations. Condensed operating results for the three months ended March 31, 2006 and 2005, are provided below:

| | Three Months Ended March 31 | |
|---|---|---|
| *(millions of dollars)* | **2006** | 2005 |
| Distribution sales gross profit | **31.3** | 20.9 |
| Direct sales gross profit | **1.1** | 0.8 |
| Gross Profit | **32.4** | 21.7 |
| Less: Cash operating, administrative and cash tax costs | **(23.3)** | (16.0) |
| Cash generated from operations before changes in net working capital | **9.1** | 5.7 |
| Maintenance capital expenditures, net | **(1.3)** | (1.3) |
| Operating distributable cash flow | **7.8** | 4.4 |

Distribution sales gross profit reached $31.3 million in the first quarter, an increase of 50% ($10.4 million) over the prior year period. Higher sales volumes contributed to improved gross profit performance as drywall sales volumes, which are an indicator of overall sales volumes, increased by 43%. Approximately two-thirds of the increase in sales volumes was generated by the expansion of Winroc's distribution network in Ontario. The remainder of the growth in sales volumes is the result of strong overall construction and renovation demand and favourable weather conditions in the United States and Western Canada. Distribution sales margins improved by 3% over the prior year period, due to improved purchasing performance at acquired operations and improved selling prices for key products. Cash operating, administration and tax costs were $23.3 million in the quarter, an increase of 46% ($7.3 million) over the prior year quarter, due to increased costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, increased fuel costs and increased cash taxes on earnings generated in the United States. Maintenance capital expenditures were $1.3 million in the first quarter and were comparable to the prior year quarter.

Growth capital expenditures of $1.5 million were incurred in the first quarter and were comprised of the acquisition of Georgian Building Supplies in Collingwood, Ontario, and additional consideration paid to the former shareholders of Leon's based on the business achieving post-acquisition profitability targets.

### Superior Energy Management ("SEM")

SEM's condensed operating results for the three months ended March 31, 2006 and 2005 are provided below:

| | Three Months Ended March 31 | | | |
|---|---|---|---|---|
| (millions of dollars except per gigajoule ("GJ") amounts) | **2006** | | 2005 | |
| | | **¢ per GJ** | | ¢ per GJ |
| Gross profit | **4.4** | **49.6** | 3.4 | 38.6 |
| Less: Cash operating, admin. & selling costs | **(2.7)** | **(30.0)** | (1.8) | (20.7) |
| Operating distributable cash flow | **1.7** | **19.6** | 1.6 | 17.9 |
| Natural gas sold (millions of GJs ) | **9** | | 9 | |

SEM generated operating distributable cash flow of $1.7 million in the first quarter, comparable to the prior year quarter. The increase in gross profit is due to residential and small commercial volume growth and increased margins partially offset by lower contributions from gas volume balancing activities compared to the prior year period. Residential and small commercial customer growth continued in the

first quarter and contributed 17% of total sales volumes (March 31, 2005 – 7%). Operating, administration and selling costs increased by $0.9 million over the prior year quarter due to higher amortization of customer acquisition costs, customer servicing costs and overhead costs attributable to the growth in SEM's customer base. The majority of fixed-price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at March 31, 2006 was 44 months (March 31, 2005 – 39 months).

**Corporate**

Corporate costs, excluding non-cash trust unit incentive plan recoveries, were $4.0 million in the first quarter, an increase of $2.6 million over the prior year quarter due to severance related to the previous President of Superior Propane, costs associated with Superior's C-SOX compliance project, as well as United States inter-divisional income tax allocations.

Interest expense on revolving term bank credits and term loans was $9.4 million, an increase of $4.2 million from the prior year quarter. The increase in interest expense is due to higher interest on floating rate debt and higher debt levels. Higher debt levels are the result of financing various acquisitions during 2005, including the acquisition of JWA in the fourth quarter and increased net working capital levels due to higher commodity prices at JWA, Propane and Winroc.

Interest on convertible debentures was $5.0 million, an increase of $3.1 million over the prior year quarter. The increase in convertible debenture interest expense is the result of the issuance of $175.0 million, 5.75% convertible debentures in June 2005 and $75.0 million, 5.85% convertible debentures in October 2005, offset partially by the conversion of $31.3 million, 8% convertible debentures into 1.6 million trust units since March 31, 2005.

Cash income and withholding taxes of $2.7 million were incurred with respect to operations in the United States in the first quarter (2005 - Nil) and have been charged to the businesses from which the taxable income was derived. In Canada, cash taxes were limited to federal and provincial capital taxes of $1.1 million, similar to the prior year quarter, as Canadian income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments operating in Canada based on net capital deployed.

**Liquidity and Capital Resources**

On March 3, 2006, Superior closed the issuance of a $200.0 million, 5.50% Medium Term Notes maturing March 3, 2016. Proceeds from the issue were used to repay the JWA acquisition credit facility, as well as to reduce the off balance-sheet accounts receivable securitization program by $65.0 million. After giving effect to the Medium Term Note issue, approximately 50% of the Fund's total debt bears fixed interest rates and more than 50% is not repayable for at least 5 years.

As at March 31, 2006, revolving term bank credits and term loans totaled $703.7 million, an increase of $78.9 million from December 31, 2005 levels. The majority of the increase is due to the $65.0 million reduction of the accounts receivable securitization program described above. The remaining $13.9 million increase in debt combined with distributable cash flow generated during the first quarter in excess of distributions paid to Unitholders of $5.6 million and other funding services, was used to finance $21.7 million of growth capital expenditures. As at March 31, 2006, Superior had available undrawn revolving term bank lines of $147 million.

As at March 31, 2006, convertible debentures issued by the Fund totaled $313.5 million, down $0.8 million from December 31, 2005 due to the conversion of $0.9 million of Series 1 and 2, 8% convertible debentures into trust units.

As at March 31, 2006, Superior's senior debt (including off-balance sheet accounts receivable sales program amounts) was 2.6 times earnings before interest, taxes and amortization for the last 12 month period on a pro forma basis adjusted for acquisitions including JWA, calculated in accordance with its debt covenants (December 31, 2005 – 2.4 times). Superior's senior debt covenants restrict its ability to make

distributions to the Fund and incur additional long-term indebtedness if Senior Debt to EBITDA exceeds 3.0 times. There is no default of Superior's debt covenants unless total debt of Superior exceeds 5.5 times EBITDA. Including the Fund's convertible debentures, Superior's total leverage ratios increased to 3.7 times from 3.5 times at December 31, 2005.

In response to Superior's announcement on April 24, 2006, that it was initiating a comprehensive strategic review of its business, Standard & Poor's confirmed Superior's BBB- long-term debt credit rating, but altered their outlook from stable to negative and Dominion Bond Rating Service confirmed Superior's secured long-term debt at BBB (low), but altered their outlook from stable to under review with negative implications.

Total consolidated net working capital was $307.4 million as at March 31, 2006, an increase of $58.2 million from December 31, 2005. The increase in net working capital levels is principally the result of Superior reducing its accounts receivable securitization program by $65.0 million to $35.0 million as at March 31, 2006 (December 31, 2005 - $100.0 million), which brought the associated accounts receivable back on to the balance sheet. Superior's net working capital requirements peak seasonally in the first quarter and then decline in the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end-use customers. See Note 10 to the Interim Consolidated Financial Statements for segmented working capital balances, net of the accounts receivable sales program.

## Unitholders' Capital

The weighted average number of trust units outstanding during the first quarter was 85.5 million trust units, an increase of 12% (9.0 million trust units) over the prior year period due to 6.2 million trust units issued to partially finance the acquisition of JWA on October 19, 2005, the issue of 0.8 million trust units resulting from the exercise of trust unit warrants with the remainder of the increase due to the issue of trust units as a result of Debenture conversions described previously.

As at March 31, 2006 and 2005, the following trust units, and securities convertible into trust units, were outstanding:

| | **March 31, 2006** | | December 31, 2005 | |
|---|---|---|---|---|
| (millions) | **Convertible Securities** | **Trust Units** | Convertible Securities | Trust Units |
| Trust units outstanding | | 85.5 | | 85.5 |
| Series 1, 8% Debentures (convertible at $16 per trust unit) | $8.1 | 0.5 | $8.9 | 0.5 |
| Series 2, 8% Debentures (convertible at $20 per trust unit) | $59.2 | 3.0 | $59.3 | 3.0 |
| Series 1, 5.75% Debentures (convertible at $36 per trust unit) | $174.9 | 4.9 | $174.9 | 4.9 |
| Series 1, 5.85% Debentures (convertible at $31.25 per trust unit) | $75.0 | 2.4 | $75.0 | 2.4 |
| Warrants (exercisable @ $20 per trust unit until May 2008) | 2.3 | 2.3 | 2.3 | 2.3 |
| Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities | | 98.6 | | 98.6 |

As at March 31, 2006, there were 1,160,834 trust unit options outstanding (December 31, 2005 – 1,177,000 trust units) with a weighted average exercise price of $21.42 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

## Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the

impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at March 31, 2006, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 93%, 55%, and 10% of its estimated US dollar revenue stream for the remainder of 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 9(i) to the Interim Consolidated Financial Statements).

| (US$ millions) | **2006** | **2007** | **2008** | **2009** | **2010** | **2011** | **Total** |
|---|---|---|---|---|---|---|---|
| SEM – US $ forward purchases | 112.8 | 124.7 | 113.0 | 107.6 | 58.4 | 2.7 | 519.2 |
| Superior Propane – US $ forward sales | (18.6) | – | – | – | – | – | (18.6) |
| ERCO – US $ forward sales | (88.4) | (71.0) | (12.6) | – | – | – | (172.0) |
| Net US $ forward purchases | 5.8 | 53.7 | 100.4 | 107.6 | 58.4 | 2.7 | 328.6 |
| | | | | | | | |
| SEM – Average US $ forward purchase rate | 1.26 | 1.23 | 1.22 | 1.21 | 1.16 | 1.14 | 1.22 |
| Superior Propane – Average US $ forward sales rate | 1.15 | – | – | – | – | – | 1.15 |
| ERCO – Average US $ forward sales rate | 1.27 | 1.24 | 1.23 | – | – | – | – |
| Net average external US$/Cdn$ exchange rate | 1.26 | 1.23 | 1.22 | 1.21 | 1.16 | 1.14 | 1.23 |

**Quarterly Financial and Operating Information**

| (millions of dollars except per trust unit amounts) | 2006 Quarters | 2005 Quarters | | | | 2004 Quarters | | |
|---|---|---|---|---|---|---|---|---|
| | First | Fourth[2] | Third | Second | First | Fourth | Third | Second |
| Propane sales volumes (millions of litres) | 448 | 420 | 277 | 286 | 485 | 438 | 290 | 302 |
| Chemical sales volumes (thousands of metric tonnes) | 211 | 225 | 224 | 175 | 164 | 170 | 163 | 161 |
| Aluminum sales volumes (millions of pounds) | 81 | 71 | – | – | – | – | – | – |
| Natural gas sales volumes (millions of GJs) | 9 | 9 | 9 | 9 | 9 | 7 | 7 | 7 |
| Gross profit | 186.1 | 185.5 | 149.6 | 137.2 | 163.8 | 155.2 | 130.2 | 116.0 |
| Net earnings | 33.8 | 21.7 | 24.0 | 18.9 | 41.5 | 33.5 | 20.8 | 21.1 |
| Per basic trust unit | $0.40 | $0.25 | $0.30 | $0.24 | $0.54 | $0.45 | $0.28 | $0.29 |
| Per diluted trust unit | $0.40 | $0.25 | $0.30 | $0.24 | $0.52 | $0.44 | $0.27 | $0.29 |
| Distributable cash flow | 56.5 | 60.0 | 33.4 | 29.9 | 63.7 | 55.8 | 36.7 | 31.4 |
| Per basic trust unit | $0.66 | $0.70 | $0.42 | $0.38 | $0.83 | $0.74 | $0.50 | $0.44 |
| Per diluted trust unit | $0.66 | $0.67 | $0.42 | $0.38 | $0.79 | $0.70 | $0.49 | $0.43 |
| Net working capital [1] | 307.4 | 249.2 | 96.4 | 64.3 | 54.9 | 97.9 | 62.9 | 36.2 |

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.
(2) JWA was acquired October 19, 2005

## Outlook and Strategic Review Process

For the remainder of 2006, we anticipate distributable cash flow per trust unit to be lower than 2005. Increased distributable cash flow is expected from a full year's contribution from JWA and improved results at Winroc and SEM. Offsetting this, are expected lower results at Superior Propane as result of record warm weather experienced during the first quarter, lower results at ERCO Worldwide due to decreasing demand for sodium chlorate from North American bleached pulp producers and higher interest costs.

For 2007, we anticipate distributable cash flow per trust unit to decline from our 2006 outlook due to anticipated higher power costs at ERCO Worldwide's Valdosta, Georgia sodium chlorate facility and continued challenges faced by the North American pulp industry, as well as higher floating interest rates. Partially offsetting this is a full year's contribution from ERCO Worldwide's sodium chlorate plant in Chile and the return to normal weather and cost reduction initiatives at Superior Propane.

On April 24, 2006, the Fund announced that it had initiated a comprehensive strategic review process, intended to maximize unitholder value. The strategic review process will include consideration of all feasible alternatives to maximize unitholder value. A Strategic Review Committee of the Board has been formed, consisting of Jim MacDonald (chair), Grant Billing, Norm Gish, and David Smith to oversee the process. The Board has received advice from financial and legal advisors, which are currently being retained.

---

***For more information about Superior, visit our website at: www.superiorplus.com or contact:***

**Mark Schweitzer** Executive Vice-President and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com
Phone: (403) 218-2952 / Fax: (403) 218-2973

**Theresia Reisch** Vice-President, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

# SUPERIOR PLUS INCOME FUND
## Consolidated Balance Sheets

| (unaudited, millions of dollars) | **March 31 2006** | December 31 2005 |
|---|---|---|
| **Assets** | | |
| ***Current Assets*** | | |
| Accounts receivable (Note 4) | **396.8** | 336.1 |
| Inventories | **158.3** | 193.4 |
| | **555.1** | 529.5 |
| Property, plant and equipment | **1,163.2** | 1,167.6 |
| Intangible assets | **89.6** | 89.4 |
| Goodwill | **542.2** | 541.3 |
| | **2,350.1** | 2,327.8 |
| **Liabilities and Unitholders' Equity** | | |
| ***Current Liabilities*** | | |
| Accounts payable and accrued liabilities | **247.7** | 280.3 |
| Current portion of term loans (Note 5) | **2.7** | 2.0 |
| Distributions and interest payable to Unitholders and Debentureholders | **22.3** | 25.0 |
| | **272.7** | 307.3 |
| Revolving term bank credits and term loans (Note 5) | **701.0** | 622.8 |
| Convertible unsecured subordinated debentures (Note 6) | **313.5** | 314.3 |
| Future employee benefits | **18.1** | 17.7 |
| Future income tax liability | **258.8** | 262.8 |
| **Total Liabilities** | **1,564.1** | 1,524.9 |
| **Unitholders' Equity** | | |
| Unitholders' capital (Note 7) | **1,338.2** | 1,338.3 |
| Retained earnings from operations | **402.2** | 368.4 |
| Accumulated distributions on trust unit equity | **(954.0)** | (903.1) |
| Deficit | **(551.8)** | (534.7) |
| Currency translation account | **(0.4)** | (0.7) |
| **Total Unitholders' Equity** | **786.0** | 802.9 |
| | **2,350.1** | 2,327.8 |

(See Notes to the Interim Consolidated Financial Statements)

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

# SUPERIOR PLUS INCOME FUND
## Consolidated Statements of Net Earnings and Deficit

| (unaudited, millions of dollars except per trust unit amounts) | Three Months Ended March 31 | |
|---|---|---|
| | **2006** | 2005 |
| **Revenues** | **765.8** | 512.1 |
| Cost of products sold | **579.7** | 348.3 |
| Gross profit | **186.1** | 163.8 |
| **Expenses** | | |
| Operating and administrative | **106.3** | 89.1 |
| Amortization of property, plant and equipment | **30.2** | 18.0 |
| Amortization of intangible assets | **2.1** | 1.3 |
| Interest on revolving term bank credits and term loans | **9.4** | 5.2 |
| Interest on convertible unsecured subordinated debentures | **5.0** | 1.9 |
| Amortization of convertible debenture issue costs | **0.6** | 0.3 |
| Income tax expense (recovery) of Superior | **(1.3)** | 6.5 |
| | **152.3** | 122.3 |
| **Net Earnings** | **33.8** | 41.5 |
| **Deficit, Beginning of Period** | **(534.7)** | (448.8) |
| Net earnings | **33.8** | 41.5 |
| Distributions to Unitholders | **(50.9)** | (45.9) |
| **Deficit, End of Period** | **(551.8)** | (453.2) |
| Net earnings per trust unit, basic (Note 8) | **$0.40** | $0.54 |
| Net earnings per trust unit, diluted (Note 8) | **$0.40** | $0.52 |

(See Notes to the Interim Consolidated Financial Statements)

# SUPERIOR PLUS INCOME FUND
## Consolidated Statements of Cash Flows

| (unaudited, millions of dollars) | Three Months Ended March 31 2006 | 2005 |
|---|---|---|
| **Operating Activities** | | |
| Net earnings | **33.8** | 41.5 |
| Items not affecting cash: | | |
| Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs | **32.9** | 19.6 |
| Amortization of natural gas customer acquisition costs | **0.7** | 0.5 |
| Trust unit incentive plan compensation recovery | **(1.2)** | (0.3) |
| Future income tax expense (recovery) of Superior | **(5.1)** | 5.6 |
| Cash generated from operations before natural gas customer acquisition costs and changes in working capital | **61.1** | 66.9 |
| Natural gas customer acquisition costs capitalized | **(1.8)** | (1.4) |
| Decrease in non-cash operating working capital items | **3.9** | 18.5 |
| Cash flows from operating activities | **63.2** | 84.0 |
| **Investing Activities** | | |
| Maintenance capital expenditures, net | **(3.9)** | (2.7) |
| Other capital expenditures, net | **(22.4)** | (3.3) |
| Acquisition of Foster Energy Corporation (Note 3) | **–** | (14.7) |
| Cash flows from investing activities | **(26.3)** | (20.7) |
| **Financing Activities** | | |
| Revolving term bank credits and term loans | **49.4** | (47.4) |
| Net proceeds from issue of Medium Term Notes | **197.2** | – |
| Repayment of JW Aluminum Company acquisition credit facility | **(167.8)** | – |
| Net proceeds (repayment) from sale of accounts receivable | **(65.0)** | 30.0 |
| Distributions to Unitholders | **(50.9)** | (45.9) |
| Proceeds from exercise of trust unit warrants | **0.2** | – |
| Cash flows from financing activities | **(36.9)** | (63.3) |
| **Change in Cash** | **–** | – |
| **Cash at Beginning and End of Period** | **–** | – |

(See Notes to the Interim Consolidated Financial Statements)

# Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

## 1. Accounting Policies

### (a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis and include the accounts of the Superior Plus Income Fund (the "Fund") and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2005. All significant transactions and balances (including Superior's Shareholder Notes) between the Fund, Superior, and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at March 31, 2006 and December 31, 2005 and the consolidated results of its operations for the three months ended March 31, 2006 and 2005.

### (b) Business Segments

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat-rolled aluminum products operating as JW Aluminum Company ("JWA" or JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 10).

## 2. Seasonality of Operations

### Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

### Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

## 3. Acquisition

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. The consideration paid for this acquisition has been allocated as follows:

| | Superior Propane's Acquisition of SGL |
|---|---|
| Cash consideration paid | 14.6 |
| Transaction costs | 0.1 |
| Total cash consideration | 14.7 |
| Notes payable and deferred consideration[1] | 10.9 |
| Total consideration | 25.6 |
| Goodwill | 22.7 |
| Intangibles | 1.3 |
| Working capital, net | 1.6 |
| | 25.6 |

[1] Notes payable and deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

**4. Accounts Receivable**

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At March 31, 2006 proceeds of $35.0 million (December 31, 2005 – $100.0 million) had been received.

**5. Revolving Term Bank Credits and Term Loans**

| | Maturity Dates | Effective Interest Rates[5] | **2006** | 2005 |
|---|---|---|---|---|
| **Revolving term bank credits[1]** | | | | |
| Bankers Acceptances ("BA") | 2008 | Floating BA rate plus applicable credit spread | **16.9** | 137.7 |
| LIBOR Loans (US$242.5 million; 2005 – US$95.3 million) | 2008 | Floating LIBOR rate plus applicable credit spread | **283.0** | 111.1 |
| | | | **299.9** | 248.8 |
| **Other Debt** | | | | |
| Notes payable | 2009, 2010 | Prime | **8.0** | 8.0 |
| Deferred consideration | 2010 | Non-interest bearing | **9.0** | 11.3 |
| Mortgage payable (US$0.9 million; 2005 – US$0.9 million) | 2011 | 7.53% | **1.1** | 1.1 |
| | | | **18.1** | 20.4 |
| **Senior Secured Notes** | | | | |
| JWA acquisition credit facility (US$145.0 million)[2] | 2007 | Floating LIBOR rate plus applicable credit spread | **–** | 169.1 |
| Medium Term Notes[3] | 2016 | 5.57% | **199.0** | – |
| Senior secured notes subject to floating interest rates (US$85.0 million; 2005 – US$85.0 million)[4] | 2015 | Floating LIBOR rate plus 1.7% | **99.2** | 99.1 |
| Senior secured notes subject to fixed interest rates (US$75.0 million; 2005 – US$75.0 million)[4] | 2013, 2015 | 6.65% | **87.5** | 87.4 |
| | | | **385.7** | 355.6 |
| Total revolving term bank credits and loans | | | **703.7** | 624.8 |
| Less current maturities | | | **2.7** | 2.0 |
| Revolving term bank credits and term loans | | | **701.0** | 622.8 |

[1] Superior has revolving term credit capacity of $425.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

[2] On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million (Cdn$169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility is secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006.

[3] On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes which mature on March 3, 2016 with an effective yield to maturity of 5.57%. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(4) Senior Secured Notes (the "Notes") totaling US$160.0 million (Cdn$186.7 million at March 31, 2006) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. In conjunction with the issue of the Notes, Superior swapped US$85.0 million (Cdn$99.2 million at March 31, 2006) of the fixed rate obligation into a US dollar floating rate obligation.

(5) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 6) was swapped into a floating rate obligation.

## 6. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

| | Series 1 | Series 2 | Series 1 | Series 1 | Unamortized Discount | Total Carrying Value |
|---|---|---|---|---|---|---|
| Maturity date | July 31, 2007 | November 1, 2008 | December 31, 2012 | October 31, 2015 | | |
| Fixed distribution rate | 8.0% | 8.0% | 5.75% | 5.85% | | |
| Conversion price per trust unit | $16.00 | $20.00 | $36.00 | $31.25 | | |
| Debentures outstanding December 31, 2005 | 8.9 | 59.3 | 174.9 | 75.0 | (3.8) | 314.3 |
| Conversion of Debentures and amortization of discount during 2006 | (0.8) | (0.1) | – | – | 0.1 | (0.8) |
| Debentures outstanding March 31, 2006 | 8.1 | 59.2 | 174.9 | 75.0 | (3.7) | 313.5 |
| Quoted market value March 31, 2006 | 9.0 | 63.4 | 174.5 | 75.0 | | |

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

## 7. Unitholders' Equity

### Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

| | Issued Number of Trust Units (millions) | Unitholders' Equity |
|---|---|---|
| **Unitholders' equity, December 31, 2005** | **85.5** | **802.9** |
| Conversion of Debentures - (8% Series 1 - $0.8 million converted @ $16 per trust unit 8% Series 2 - $0.1 million converted @ $20 per trust unit) (Note 6) | – | 0.9 |
| Exercise of trust unit warrants | – | 0.2 |
| Trust unit incentive plan compensation recovery | – | (1.2) |
| Currency translation adjustment | – | 0.3 |
| Net earnings | – | 33.8 |
| Distributions to unitholders | – | (50.9) |
| **Unitholders' equity, March 31, 2006** | **85.5** | **786.0** |

Unitholders' capital and deficit as at March 31, 2006 and December 31, 2005 consists of the following components:

| | **2006** | 2005 |
|---|---|---|
| Unitholders' capital | | |
| Trust unity equity | **1,333.4** | 1,332.3 |
| Conversion feature on warrants and convertible debentures | **4.8** | 4.8 |
| Contributed surplus | **–** | 1.2 |
| | **1,338.2** | 1,338.3 |
| Deficit | | |
| Retained earnings from operations | **402.2** | 368.4 |
| Accumulated distributions on trust unit equity | **(954.0)** | (903.1) |
| | **(551.8)** | (534.7) |

At March 31, 2006, the Fund had 2.3 million trust unit warrants outstanding (2005 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

**8. Net Earnings per Trust Unit**

| | **Three Months Ended March 31** | |
|---|---|---|
| | **2006** | 2005 |
| Net earnings per trust unit computation, basic | | |
| Net earnings | **33.8** | 41.5 |
| Weighted average trust units outstanding | **85.5** | 76.5 |
| **Net earnings per trust unit, basic** | **$ 0.40** | $ 0.54 |
| | | |
| **Net earnings per trust unit computation, diluted** | | |
| Net earnings | **33.8** | 41.5 |
| Dilutive effect of Debentures | **–** | 1.8 |
| Net earnings, assuming dilution | **33.8** | 43.3 |
| | | |
| Net earnings, weighted average trust units outstanding | **85.5** | 76.5 |
| Dilutive effect of: | | |
| Debentures | **–** | 5.4 |
| Trust unit options | **–** | 0.2 |
| Trust unit warrants | **–** | 1.1 |
| Weighted average trust units outstanding, assuming dilution | **85.5** | 83.2 |
| | | |
| **Net earnings per trust unit, diluted** | **$ 0.40** | $ 0.52 |

Trust unit options and warrants whose exercise price was greater than the market price and Debentures that were anti-dilutive were excluded from this calculation.

**9. Commitments**

(i) Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM net of in-flows of ERCO Worldwide as follows:

| | **Net US $ Purchases** | **Conversion Rate** |
|---|---|---|
| 2006 | 5.8 | 1.26 |
| 2007 | 53.7 | 1.23 |
| 2008 | 100.4 | 1.22 |
| 2009 | 107.6 | 1.21 |
| 2010 | 58.4 | 1.16 |
| 2011 and thereafter | 2.7 | 1.14 |

As at March 31, 2006, the net mark-to-market loss on long-term foreign currency forward contracts was $17.8 million.

(ii) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to March 31, 2006 were $42.0 million (2005 - $28.9 million).

**10. Business Segments**

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name ("SEM"). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

| For the three months ended March 31, 2006 | Superior Propane | ERCO | JWA[(1)] | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|---|
| **Revenues** | 315.1 | 106.1 | 141.5 | 127.9 | 76.0 | (0.8) | 765.8 |
| Cost of products sold | 229.6 | 56.3 | 127.5 | 95.5 | 71.6 | (0.8) | 579.7 |
| **Gross profit** | 85.5 | 49.8 | 14.0 | 32.4 | 4.4 | – | 186.1 |
| **Expenses** | | | | | | | |
| Operating and administrative | 47.9 | 28.5 | 2.5 | 22.2 | 2.7 | 2.5 | 106.3 |
| Amortization of property, plant and equipment | 4.9 | 15.7 | 8.9 | 0.7 | – | – | 30.2 |
| Amortization of intangible assets | – | 1.2 | 0.8 | 0.1 | – | – | 2.1 |
| Interest on revolving term bank credits and term loans | – | – | – | – | – | 9.4 | 9.4 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | – | 5.0 | 5.0 |
| Amortization of convertible debenture issue costs | – | – | – | – | – | 0.6 | 0.6 |
| Income tax expense (recovery) of Superior | 12.3 | 1.9 | (1.3) | 3.7 | 0.7 | (18.6) | (1.3) |
| | 65.1 | 47.3 | 10.9 | 26.7 | 3.4 | (1.1) | 152.3 |
| **Net Earnings** | 20.4 | 2.5 | 3.1 | 5.7 | 1.0 | 1.1 | 33.8 |

| For the three months ended March 31, 2005 | Superior Propane | ERCO | JWA[(1)] | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|---|
| **Revenues** | 256.1 | 96.3 | – | 96.4 | 64.1 | (0.8) | 512.1 |
| Cost of products sold | 163.5 | 50.2 | – | 74.7 | 60.7 | (0.8) | 348.3 |
| **Gross profit** | 92.6 | 46.1 | – | 21.7 | 3.4 | – | 163.8 |
| **Expenses** | | | | | | | |
| Operating and administrative | 47.6 | 22.7 | – | 15.6 | 1.8 | 1.4 | 89.1 |
| Amortization of property, plant and equipment | 5.2 | 12.2 | – | 0.6 | – | – | 18.0 |
| Amortization of intangible assets | – | 1.3 | – | – | – | – | 1.3 |
| Interest on term bank credits and term loans | – | – | – | – | – | 5.2 | 5.2 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | – | 1.9 | 1.9 |
| Amortization of convertible debenture issue costs | – | – | – | – | – | 0.3 | 0.3 |
| Income tax expense (recovery) of Superior | 15.1 | 3.6 | – | 1.9 | 0.8 | (14.9) | 6.5 |
| | 67.9 | 39.8 | – | 18.1 | 2.6 | (6.1) | 122.3 |
| **Net Earnings** | 24.7 | 6.3 | – | 3.6 | 0.8 | 6.1 | 41.5 |

(1) JWA was acquired October 19, 2005

## Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

| | Superior Propane | ERCO | JWA[1] | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|---|
| As at March 31, 2006 | | | | | | | |
| Net working capital | 135.3 | 15.1 | 95.1 | 57.7 | 3.3 | 0.9 | 307.4 |
| Total assets | 680.7 | 759.3 | 627.6 | 208.7 | 42.3 | 31.5 | 2,350.1 |
| As at December 31, 2005 | | | | | | | |
| Net working capital | 101.8 | (3.1) | 84.9 | 64.1 | (8.3) | 9.8 | 249.2 |
| Total assets | 695.2 | 738.8 | 622.2 | 194.8 | 42.9 | 33.9 | 2,327.8 |
| For the three months ended March 31, 2006 | | | | | | | |
| Acquisitions | – | – | – | – | – | – | – |
| Other capital expenditures, net | – | 19.3 | 1.6 | 1.5 | – | – | 22.4 |
| For the three months ended March 31, 2005 | | | | | | | |
| Acquisitions | 14.7 | – | – | – | – | – | 14.7 |
| Other capital expenditures, net | – | 3.3 | – | – | – | – | 3.3 |

[1] JWA was acquired October 19, 2005

## Geographic Information

| | Canada | United States | Other | Total Consolidated |
|---|---|---|---|---|
| Revenues for the three months ended March 31, 2006 | 523.0 | 232.0 | 10.8 | 765.8 |
| Property, plant and equipment as at March 31, 2006 | 576.0 | 544.5 | 42.7 | 1,163.2 |
| Total assets as at March 31, 2006 | 1,473.1 | 818.3 | 58.7 | 2,350.1 |
| Revenues for the three months ended March 31, 2005 | 431.1 | 77.6 | 3.4 | 512.1 |
| Property, plant and equipment as at December 31, 2005 | 591.8 | 551.7 | 24.1 | 1,167.6 |
| Total assets as at December 31, 2005 | 1,475.8 | 814.4 | 37.6 | 2,327.8 |